UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

CONTENTS

Appointment of Director

On May 21, 2024, the Board of Directors (the “Board”) of Formula Systems (1985) Ltd (the “Company”) appointed Mr. Itay Meroz as a member of the Board, effective immediately.

Mr. Meroz succeeds Ohad Melnik, who was not re-elected at the Company’s recent annual general meeting of shareholders, which took place on May 9, 2024. Mr. Meroz has been determined by the Board to be an independent director in accordance with the listing rules of the Nasdaq Stock Market and to furthermore meet the independence criteria of the Securities and Exchange Commission for membership on the audit committee and compensation committee of the Board. He will serve on those Board committees effective immediately.

Biographical information concerning Mr. Meroz appears below:

Itay Meroz is an experienced executive manager, with a significant financial background. From 2021 to the current time, Mr. Merez serves as the chief executive officer of Skyter Technologies, an online media company. From 2012 to 2021, Mr. Meroz served as the chief executive officer of WhiteSmoke Software, an ad-tech company listed on the Tel Aviv Stock Exchange, after having served as its chief financial officer from 2009 through 2012. Earlier in his career, he served as the Controller of Versaware Tech from 2001 to 2002. Mr. Meroz started his professional career in 1997 at Ernst & Young Israel, where he remained until 2001, in which role he managed an audit team that audited corporate clients listed on the TASE, including in respect of U.S. GAAP-based financial statements. Mr. Merox holds a B.A in Business and Accounting from Hamichlala Leminhal and was a certified public accountant (CPA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer
	Date:	May 28, 2024

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